FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material fact dated December 3, 2010

MATERIAL FACT
The suspension period for the redemption of units in the Santander Banif Inmobiliario FII real estate investment fund (the “Fund”), whose net worth amounts to 2,525 million euros as of 30th November 2010, will finish next 28th February. Information on such suspension was disclosed by Santander Real Estate, S.A. SGIIC (the “Fund Manager”) through material fact notifications dated 16th February and 4th March 2010 (numbers 103,752 and 104,994 in the CNMV register).
In the asset disposal process commenced by the Fund in March 2009 (process in which the Fund Manager has received expert advice from external property consultants) the sales objectives needed to meet the pending redemptions within the time available have not been reached, either in terms of assets or volume of transactions. As stated in the material fact notification by the Fund Manager on 21st May 2010, numerous bids made for assets of the Fund entailed, in the Fund Manager’s opinion, excessive discounts on the appraisal value of such assets and on that estimated by the Fund Manager itself together with its advisors, and were therefore rejected. For this reason, the redemptions paid to the unit holders of the Fund to date have been limited to 10% of the total redemptions requested (which requests represented 96.8% of the Fund’s net worth) and it does not appear likely that the pending redemptions can be met before the conclusion of the suspension period through the sale of the Fund’s assets.
In the event that on 1st March 2011 the pending redemptions had not been fully paid, it was envisaged that the Fund Manager and the depositary of the Fund would resolve the irreversible dissolution of the Fund. In such case, the asset disposal process would continue subject to applicable law and the pending redemptions would be fractionally paid as the assets were sold. This being so, it is foreseeable that considerable time would elapse until unit holders who requested redemptions in 2009 received the corresponding amounts. Additionally, those unit holders who didn’t request the redemption of their units and who are willing to maintain their investment in the Fund would be forced to divest, without the possibility of receiving the relevant payments immediately.
In view of the exceptional circumstances described and for purely commercial reasons, Grupo Santander has decided to contribute resources to the Fund through the subscription of new units in order to meet the redemption requests outstanding and avoid the dissolution of the Fund. These new units will be added to the Fund units already held by Grupo Santander, which, as of 30th November 2010, amount to 91.05 million euros, broken down in 0.67 million euros belonging to Banesto and 90.37 million belonging to other Grupo Santander entities. In addition, the Fund will have a liquidity guarantee granted by Grupo Santander for a period of two years, which will ensure that unit holders may redeem their units in that period, under the terms detailed below.

This will provide a solution for unit holders affected by the redemption suspension which shall allow them to receive all of their pending redemptions pursuant to the procedure described below, without having to wait for a Fund dissolution and asset sale process to be implemented, the duration and outcome of which are considerably uncertain under the present circumstances. The Fund will resume its normal activity without focusing on the orderly liquidation of its assets, and interested unit holders may maintain, totally or partially, their investments in the Fund.
For this purpose, the Grupo Santander entities which have marketed the Fund, the Fund Manager and the Depositary have agreed to take the following actions:
1.-
On 28th February, the relevant Grupo Santander entities will request subscription of units in the Fund in the amount of the total pending redemptions which have not been revoked pursuant to paragraph 2 below. As envisaged in the Management Regulations and the prospectus of the Fund, the net asset value applicable to the units to be subscribed by Grupo Santander will be that of 28th February.

2.-
From 9th December 2010 until 16th February 2011, unit holders may revoke, totally or partially, their redemption orders in the part not yet paid. Thus, they may choose to keep all, part or none of their present investment in the Fund, notwithstanding their right to request new redemptions in future liquidity windows. Grupo Santander will revoke the redemption requests corresponding to the units held by it in the Fund.

Likewise, extraordinarily and within the same period, those unit holders who didn’t request the redemption of their units in 2009 may apply for such redemption, totally or partially, if they so wish, notwithstanding the possibility of requesting it in future liquidity windows, should they decide to remain in the Fund.

3.-
Following the subscription of the new units by Grupo Santander, the Fund Manager will proceed to pay the total amount of the pending redemptions whose applications have not been revoked (including, where applicable, redemptions made pursuant to paragraph 2 above). Such payment will be made at the net asset value of the Fund of 28th February (i.e., the same used for the subscription of units by Grupo Santander) and using the funds contributed by Grupo Santander. Full payment of the redemptions will take place in any event prior to 5th March.

4.-
As full payment of the pending redemptions is assured as stated, the Fund Manager and the depositary will not proceed to dissolve the Fund. From 1st March, the redemption suspension will be lifted and the Fund will operate normally. Therefore, between 1st and 16th October 2011 (and from then on, each February and October, as stated in the Fund prospectus) an ordinary redemption period will be opened.

5.-
Both the Fund Manager and the depositary have agreed to maintain, from 1st March 2011 and for the two-year period envisaged for the liquidity guarantee described in paragraph 7, the reduced management and deposit fees that have been applied during the redemption suspension period. Thus, during the stated period, the management fee will be 0.75% and the deposit fee, 0.1%. Additionally, the Fund Manager has agreed to eliminate, during the aforementioned 2-year period, the redemption fee (amounting to a maximum of 4%) contemplated in the Fund Prospectus.

6.-
From 1st March 2011, the Fund Manager will undertake the ordinary management of the Fund’s assets to ensure that the latter functions normally, without focusing on the orderly liquidation of such assets. To the extent that the normal management of the Fund’s net worth and the maintaining of an appropriate level of liquidity so permit, it is the Fund Manager’s intention that the liquidity generated by the ordinary activity and any possible asset sales will be initially assigned to reducing the Fund’s indebtedness, including the loan from Banco Santander stated in the material fact notification dated 11th May 2010, the outstanding balance of which amounts to 244.4 million euros as of 31st October 2010. The object of this is to reduce the present leverage and place the Fund at financing levels in line with its ordinary management.

7.-
In consideration of the extraordinary circumstances affecting the property market and in order to avoid possible liquidity problems for the Fund in the event of a high number of redemption applications in the immediate future, Grupo Santander has assumed the commitment of guaranteeing the liquidity of the Fund for 2 years from 1st March (i.e., in the redemption periods of October 2011, February and October 2012 and February 2013). For such purpose, if redemption requests are made in those periods that cannot be met with the liquidity of the Fund at that time, Grupo Santander will subscribe for the corresponding units on each occasion in order to provide the Fund with liquidity and/or will grant financing to the latter within the legally envisaged limits.

The subscription for new units on 28th February 2011 and the liquidity guarantee granted by the different Grupo Santander entities is distributed in the following manner among them until completion of the total units to be subscribed and the liquidity guarantee for 100% of the units in the Fund, subject to the time limits stated above:
•	Banesto: 10.64% of the net worth.

•	Rest of Grupo Santander entities: 89.36% of the net worth.
Boadilla del Monte (Madrid), 3rd December 2010

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: December 6th, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President